                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)
                                         ------


                        BIOSANTE PHARMACEUTICALS, INC.
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                              (Name of Issuer)


                  COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                              09065 V 10 4
                     ----------------------------------
                              (CUSIP Number)


                               JANUARY 10, 2002
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09065 V 10 4
           ------------

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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                             Ross Mangano
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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /

                             Not Applicable
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

                             United States of America
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       15,055,000 (see Item 4)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    15,055,000 (see Item 4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

                             15,055,000 (see Item 4)
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /

                                 Not Applicable
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(11) Percent of Class Represented by Amount in Row (9)

                             22.1%
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(12) Type of Reporting Person (See Instructions)

                             IN
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CUSIP No.  09065 V 10 4
           ------------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                             JO & Co
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /

                             Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

                               Indiana Corporation
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       11,550,000 (see Item 4)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    11,550,000 (see Item 4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

                             11,550,000 (see Item 4)
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /

                                 Not Applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

                             17.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

                             CO
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ITEM 1.

    (a)   Name of Issuer

            The name of the issuer is BioSante Pharmaceuticals, Inc.
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    (b)   Address of Issuer's Principal Executive Offices

            The address of the principal executive offices of BioSante is 111 Barclay Boulevard, Suite 280, Lincolnshire, Illinois 60069.
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

            Ross Mangano and JO & Co.
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    (b)   Address of Principal Business Office or, if none, Residence

            The address of Mr. Mangano's and JO & Co's principal place of business is 112 West Jefferson Boulevard, Suite 613, South Bend, Indiana 46634.
          ---------------------------------------------------------------------
    (c)   Citizenship

            Mr. Mangano is a United States citizen and JO & Co is an Indiana corporation.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities

            The class of equity securities to which this Statement relates is the common stock, $0.0001 par value per share, of BioSante Pharmaceuticals, Inc.
          ---------------------------------------------------------------------
    (e)   CUSIP Number

            The CUSIP number of the common stock is 09065 V 10 4.
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:

           Mr. Mangano's beneficial ownership includes (1) 3,750,000 shares of common stock issuable upon exercise of a warrant and 7,800,000 shares of common stock held by JO & Co; (2) 100,000 shares of common stock issuable upon exercise of stock options held by Mr. Mangano; (3) 30,000 shares of common stock held by Mr. Mangano; and (4) an aggregate of 2,250,001 shares of common stock and an aggregate of 1,124,999 shares of common stock issuable upon exercise of warrants held in various accounts of which Mr. Mangano is an advisor and/or trustee. Mr. Mangano has sole
           dispositive power over these shares.   Mr. Mangano is the
           President of JO & Co.

           JO & Co's beneficial ownership includes 3,750,000 shares of common stock issuable upon exercise of a warrant and 7,800,000 shares of common stock held by JO & Co.
    ---------------------------------------------------------------------------

    (b) Percent of class: Ross Mangano: 22.1% and JO & Co: 17.2%. The foregoing percentages are calculated on the 63,208,798 shares of common stock reported to be outstanding by BioSante on its most recently filed quarterly report on Form 10-QSB for the quarter ended September 30, 2001.


    ---------------------------------------------------------------------------

    (c) Number of shares as to which Mr. Mangano has:

        (i) Sole power to vote or to direct the vote
                                                                    15,055,000
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       (ii) Shared power to vote or to direct the vote
                                                                             0
            -------------------------------------------------------------------
      (iii) Sole power to dispose or to direct the disposition of
                                                                    15,055,000
            -------------------------------------------------------------------
       (iv) Shared power to dispose or to direct the disposition of
                                                                             0
             -------------------------------------------------------------------


    (d) Number of shares as to which JO & Co has:

        (i) Sole power to vote or to direct the vote
                                                                    11,550,000
            -------------------------------------------------------------------
       (ii)  Shared power to vote or to direct the vote
                                                                             0
            -------------------------------------------------------------------

      (iii) Sole power to dispose or to direct the disposition of
                                                                    11,550,000
            -------------------------------------------------------------------
       (iv)  Shared power to dispose or to direct the disposition of
                                                                             0
             -------------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

            Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10. CERTIFICATION

            Not applicable.




                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 13, 2002
                                       ----------------------------------------
                                                         Date

                                                   /s/ ROSS MANGANO
                                       ----------------------------------------
                                                      Ross Mangano


                                       JO & Co

                                          By:   /s/ ROSS MANGANO
                                       ----------------------------------------
                                                   Ross Mangano
                                              Its: President

                                    EXHIBIT 1


      Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Amendment No. 1 to Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of common stock of BioSante Pharmaceuticals, Inc.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 13, 2002



/s/ ROSS MANGANO
-----------------------------------
Ross Mangano


JO & Co

By:  /s/ ROSS MANGANO
     ------------------------------
     Ross Mangano
Its: President